Exhibit 99.1

Press Release

HUTCHMED to Attend Upcoming Investor Conferences

Hong Kong, Shanghai & Florham Park, NJ — Friday, May 7, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that Mr Christian Hogg, Chief Executive Officer of HUTCHMED, will participate in a virtual fireside chat at the Bank of America 2021 Health Care Conference on Tuesday, May 11, 2021 at 8:00 a.m. Eastern Daylight Time (EDT).

The discussion will be webcast live and can be accessed at www.hutch-med.com/event. Investors interested in listening to the live webcast should log on before the start time to download any software required.  A replay of the event will be available shortly thereafter for approximately 90 days.

Members of the senior management team will also attend virtual one-on-one meetings at the Bank of America Health Care Conference, as well as during the following other conferences:

●	MS Virtual Asia Healthcare Conference from Thursday to Friday, May 13 to 14, 2021;

●	Jefferies Virtual Global Healthcare Conference from Tuesday to Friday, June 1 to 4, 2021;

●	Citi Pan-Asia Regional Investor Conference from Wednesday to Friday, June 2 to 4, 2021; and

●	Goldman Sachs Global Healthcare Conference Webcast from Tuesday to Friday, June 8 to 11, 2021.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500